Filed by Starry Group Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001-39585

Date: February 8, 2022

Bloomberg Bay State Radio

Interview Between Chet Kanojia, Starry, Inc., and Janet Wu, Bloomberg Bay State Radio

February 8, 2022

Tom Moroney, Bloomberg Bay State Radio Host and Reporter

Here on Bloomberg Baystate Business, we cover the region’s fastest growing companies and one of them is an upstart and something well, we all need. And, something we all complain about. Bloomberg’s Janet Wu is here with the latest on Starry, including their plans to go public very soon. Janet.

Janet Wu, Bloomberg Boston & Bay State Radio Reporter

Hello, good afternoon to you both. How often do you hear people say they love their internet provider? Never, right? Starry set out to change that. Founded in 2016, Starry now provides wireless broadband internet to some 5 million households in Boston and beyond. Their most common package is $50 a month. More importantly, that price doesn’t go up. None of those teaser promotional rates that get jacked up six months later and there are no data caps. I asked CEO Chet Kanojia how Starry offers cheaper internet.

Chet Kanojia, President, Starry, Inc.

Starry pioneered the use of very high-capacity spectrum in the millimeter wave frequencies. Typically, when you’re building a network using fiber or things like that, you’re digging up streets, trenching thin wires and poles and that’s all very expensive and time consuming. What Starry does is get that last-mile physical infrastructure and just does it wirelessly. And, the reason we are able to do that is we pretty much created a category of using millimeter wave spectrum or high-capacity. Historically, that spectrum was considered difficult to use, fragile junk. Starry pioneered, about six years ago, how to develop and use that spectrum for high-capacity. And, that really allows us to cut our cost structure down dramatically which is a benefit that we just pass on to customers.

Janet Wu

Does this also make your company more sustainable?

Chet Kanojia

It really does mean obviously as you look at technology, a lot of disruption whether it’s Airbnb or Uber, things like that, but telecommunications has just typically been immune to that kind of disruption because you have to innovate, first and foremost, on a really difficult cost structure. And, by doing this, we basically brought the cost to construct the network down to one percent of what it would cost to do a fiber network. And, that allows us to be very successful at low penetration rates. As we just disclosed in our Q4 update, if you just look at apartments in Boston that are, you know, 30 apartments or greater, we’re about nine percent of the market. So, it’s a pretty aggressive ramp that you can see that comes in very happy customers all because of that sort of cost structure innovation.

Janet Wu

Before I ask more about that growth, is this really the future of internet access?

Chet Kanojia

This is a part of fixing internet access and bringing competition in. And, when I say it’s part of the solution, that is typically really expensive to build networks in very dense areas. So, you know, if you think about Boston, right, you’ve got historical districts and you’ve got pavement. So, what Starry is doing is highly appropriate for where population density exists. Whereas if you’re going to the rural parts of the country, like deep rural parts, the government is providing a lot of subsidies to construct fiber networks there. So, Starry does both and we nearly doubled the business in 2020. We’ve nearly doubled it again in 2021. We’re on track to getting near double or greater in 2022. So, doubling an ordinary company, a software company, is hard but, you know, we make equipment hardware, we build networks, we write software, and we’re constructing and giving people service. So, a fully vertically integrated company doubling every year. That’s a pretty hefty feat to pull off.

Janet Wu

How did you manage to do that with the supply chain crisis?

Chet Kanojia

Great question. Starry, as I mentioned, is vertically integrated so we created all the tech stack ourselves that includes certain types of chips that we design, the equipment that we design. So, what we’re able to do is based on what our component shortages look like we’re able to redesign that equipment very quickly to design out obsolete components or components that are harder to find. Then, in addition to that, what Starry did was, we set up our own assembly and manufacturing here in Massachusetts. So, we started in Roxbury at the start. Then, we just took over a large facility in Lowell, Mass. With COVID and supply chain disruptions, we really couldn’t put engineers on planes to go to Asia to debug the manufacturing line or anything else. So, we decided to just kind of take the offensive about our strategy and brought those things in house.

Janet Wu

We are speaking with Chet Kanojia, CEO of Starry, do you have a lot of competition?

Chet Kanojia

Most of our competition will be insurgent, if you will. You know, going up against existing providers that typically tend to be cable companies and folks like Verizon. Those are very large, established companies and they have worked tirelessly to annoy their customers. So, we tend to focus on those customers. As of end of Q3, 63 percent of our customers were actively disconnecting the cable connection and coming to us. And if you think about what went on in 2020 and 2021 with COVID, where everybody was fearful and really not understanding what’s going on, people were having us come in—they were so frustrated—people were having us come into their homes and replace the service. That just tells you the level of demand and frustration people have with the current system.

Janet Wu

Chet, part of your business model includes an equity initiative?

Chet Kanojia

Purpose on our side was to really do two things. Number one is high-quality broadband connection at a very attractive price. But second, not create hurdles. Because other providers when they have programs like these, you tend to have to qualify. So, we started partnering with residential providers to bring affordability. So, we ended the year with about 55,000 affordable housing units.

Janet Wu

How much do they pay?

Chet Kanojia

So, they are paying retail rack rate. They’re paying $15 a month. But more often than not, there is a subsidy from the government to provide that connection. And, it’s multi-100 megabit, low-latency connection with no data caps that, you know, the kids can use for education or work from home or any number of those things.

Janet Wu

Chet, several months ago you announced intentions to go public through a SPAC. It’s been a very tough run for SPACs lately. How has that affected your plans?

Chet Kanojia

You know, the market is the market. I think SPACs are sort of an interesting vehicle and I think a very legitimate path towards certain companies to be able to take advantage of public markets. If you think about Starry, right, obviously not a concept company, growing very rapidly, very happy customers. But, it’s also a company that needs capital. And, you know, our current obligation is to figure out what the lowest cost of capital is with the right quantum, right. So, if you’re raising, you know, $50-$100 million, that’s different. Whereas with Starry, we’d like to have several hundred million dollars at the same time on its balance sheet. So, we decided that that was the right path with a great sponsor. And, you know, it hasn’t really changed our plans. We have not closed the transaction yet. We expect to close in this quarter. And once we get that capital, we, you know, hope to accelerate the business even more and we’ve been fortunate that we had some very high-quality investors as a private company, whether it was Fidelity or Tiger or firms like that—Arrowmark Partners and FirstMark Capital—some strategic investors in the company. And, so, we have the good fortune of having their support even in difficult markets. And, as you think about the total TAM in this market, obviously there’s $100 billion that is in the connectivity business and small, medium business and residential—huge sector, huge margins. So, investors, I think, ultimately look at all of those things. And yes, there are transient market conditions to sort of navigate, but that’s just, you know, part of the game.

Janet Wu

Chet, if you want to raise a few hundred million though, why not consider private equity or follow-on investments with some of those existing investors—say like Fidelity?

Chet Kanojia

You know private equity firms typically want to drive the bus so they end up taking control. And, this is a business that I dearly love and I’m just with a great team of people. So, giving them control is not that interesting to us.

Janet Wu

So again, you’re thinking that it will still close Q1 of this year?

Chet Kanojia

Yes, we expect to close first quarter of this year.

Janet Wu

You had earlier mentioned that you have a goal of 40 million households. Why that number?

Chet Kanojia

We have spectrum in 40 million households that we can build a network in.

Janet Wu

Finally, Chet, it seems almost standard people hate their internet provider. How important is it to you to not be hated?

Chet Kanojia

Very important. To the extent that for the first two years, every customer that connected got my direct cell phone number.

Janet Wu

Wow.

Chet Kanojia

And, that is still available to customers.

Janet Wu

One of the calls was actually from a woman apologizing that she had to disconnect because she was moving to a different state to take care of her mother. And that location did not have Starry. Starry is now available in Boston; New York; LA; D.C.; Denver; and Columbus, Ohio so you can see more of the urban areas. You do have to go to their website starry.com and you enter your address. I did that and sadly, I got the message “Coming Soon.” I won’t name names, but I will tell you I am in that camp of not loving my current internet provider.

Tom Moroney

And, you probably don’t have a personal cell phone number of that cable boss and my rates keep going up. Alright, Janet, very interesting—especially because they’re doubling business in 2020. They doubled in 2021. They’re gonna double again in 2022. That’s a good business model. Alright, looking ahead now to the three o’clock hour here.

About Starry, Inc.

At Starry, Inc. (“Starry”), we believe the future is built on connectivity and that connecting people and communities to high-speed, broadband internet should be simple and affordable. Using our innovative, wideband hybrid-fiber fixed wireless technology, Starry is deploying gigabit capable broadband to the home without bundles, data caps, or long-term contracts. Starry is a different kind of internet service provider. We’re building a platform for the future by putting our customers first, protecting their privacy, ensuring access to an open and neutral net, and making affordable connectivity and digital equity a priority. Headquartered in Boston and backed by world-class investors, Starry is currently available in Boston, New York City, Los Angeles, Washington, DC, Denver and Columbus and is expanding nationwide. To learn more about Starry or to join our team and help us build a better internet, visit: https://starry.com.

About FirstMark Horizon Acquisition Corp.

FirstMark Horizon Acquisition Corp. (“FirstMark”) is a special purpose acquisition company whose mission is to drive long-term value creation by actively supporting the next generation of iconic public companies. FirstMark is comprised of a team of seasoned investors and industry executives with an extensive track record of identifying transformative trends across innovative subsectors of technology. Notably, FirstMark’s management team is composed of the founders and executives of FirstMark Capital, a prominent technology venture capital firm founded in 2008 with $2.3 billion in total capital commitments, which has backed entrepreneurs that have created leading companies, many valued at over a billion dollars. For more information, please visit http://firstmarkhorizon.com.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Starry Group Holdings, Inc. (formerly known as Starry Holdings, Inc., “Starry Group Holdings”), a newly formed subsidiary of Starry, has filed a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”) on November 5, 2021 (as amended on December 20, 2021, January 14, 2022 and February 4, 2022). The Form S-4 includes a proxy statement of FirstMark and a prospectus of Starry Group Holdings, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all FirstMark stockholders. Additionally, Starry Group Holdings and FirstMark have also filed and may continue to file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC by FirstMark or Starry Group Holdings may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Participants in Solicitation

FirstMark, Starry Group Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination is included in the Form S-4 relating to the proposed business combination filed with the SEC on November 5, 2021 (as amended on December 20, 2021, January 14, 2022 and February 4, 2022). You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Group Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to the anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020, and its subsequent Quarterly Reports on Form 10-Q. In addition, there are risks and uncertainties described in the Form S-4 (File No. 333-260847) filed by Starry Group Holdings and other documents filed by FirstMark or Starry Group Holdings from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Starry Group Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this press release, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Group Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Group Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q, and in the Form S-4 filed by Starry Group Holdings. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Starry Group Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Starry Group Holdings or FirstMark gives any assurance that Starry, Starry Group Holdings or FirstMark will achieve its expectations. None of Starry, Starry Group Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investors for Starry and Starry Group Holdings:

investors@starry.com

Investors for FirstMark:

Eric D. Cheung

eric@firstmarkcap.com

Media Contact:

Mimi Ryals, Starry

mryals@starry.com

press@starry.com